FARMOUT and OVERRIDING ROYALTYAGREEMENT

dated March 15, 2011

TAMM Oil and Gas Corp.

And

COUGAR OIL AND GAS CANADA INC.

<h1 style="text-align:center">FARMOUT and OVERRIDING ROYALTY AGREEMENT</h1>

made this 1st day of February, 2011

BETWEEN:

> **TAMM OIL AND GAS CORP,** a body corporate having an office in the City of Calgary, in the Province of Alberta
> (hereinafter called "TAMM")

and

> **COUGAR OIL AND GAS CANADA INC.,** a body corporate having an office in the City of Calgary, in the Province of Alberta
> (hereinafter called "Cougar")

WHEREAS the parties have entered into this Farmout and Overriding Royalty Agreement in order to formalize the terms upon which TAMM is prepared to farm out its undivided interest in the Farmout Lands to Cougar, subject to the reservation of an overriding royalty to TAMM;

NOW THEREFORE, in consideration of the premises, covenants and agreements of the parties, the parties hereby covenant and agree as follows:

1. DEFINITIONS

Each capitalized term used in this Head Agreement will have the meaning given to it in the Farmout and Royalty Procedure, and, in addition:

a) **"Contract Depth"** means a depth of at least 500 meters, which is the minimum depth sufficient to validate the Farmout Lands into their intermediate term.

b) **"Farmee"** means Cougar.

b) **"Farmor"** means TAMM.

d) **"Farmout & Royalty Procedure"** means the 1997 CAPL Farmout & Royalty Procedure which is by this reference adopted and entirely incorporated into and completed or amended by this Agreement.

e) "**Test Well**" means all wells drilled pursuant to this Agreement.

f) "**Payout"** means, with respect to an Earning Well to which Article 6.00 of the CAPL 1997 Farmout & Royalty Procedure applies, that date describe in Alternate "A".

i. "Production Month" is any calendar month in which there is or has been production of any amount from a Test Well. A Production Month will not be calculated based on hours of production.

2. SCHEDULES

The following Schedules are attached hereto and made part of this Agreement:

a) Schedule "A" which describes the Farmout Lands, Title Documents, Farmor's Working Interest and the Encumbrances; and

b) Schedule "B" which are the elections and amendments to the Farmout & Royalty Procedure;

c) Schedule "C" which specifies the type of drilling information required to be supplied by the Farmee to the Farmor pursuant to the Farmout & Royalty Procedure; and

d) Schedule "D" which specifies the Area of Mutual Interest Lands.

3. EARNINGS

A. On or before April 1, 2012, unless otherwise mutually agreed to, the Farmee shall spend a minimum of 2.5 million dollars to perform a series of activities to increase overall field and geologic knowledge of the lands. Within 90 days of signing this agreement, the Farmee shall submit a work plan for approval. Such activities shall include but are not limited to:

a. have drilled a minimum of two (2) Test Well to Contract Depth at locations of Farmee's choice on the Farmout Lands. Farmee will Complete, Cap or Abandon the Test Wells.

b. Have completed a coring program – including cores on test wells, to support an overall geologic review.

c. On or before April 1, 2012, unless otherwise mutually agreed to, the Farmee shall acquire sufficient Seismic data (trade and/or proprietary) and process it to support a overall project geologic review

d. With above data – make application to the Department of Energy, to convert the 24 sections of land designated P&NG leases in Schedule A to Oil Sands leases.

e. Update existing prospective resource reports on the properties for the new data, engage a 3d party geology review, review and update feasibility studies.

Subject to Article 3.00 of the Farmout & Royalty Procedure, the Farmee will earn the following interest in the Farmout Lands:

30% of the Farmor's Working Interest in the Farmout Lands, subject to the convertible Overriding Royalty in Article 5.00 of the Farmout & Royalty Procedure.

Upon earnings, the Farmee shall be designated as Operator for the project and shall assume responsibilities as such including lease rental payments.

B. On or before April 1, 2014, unless otherwise mutually agreed to, the Farmee shall spend a minimum of 6.5 million dollars to perform a series of activities to increase overall field and geologic knowledge of the lands. Within 90 days of starting this earning period, the Farmee shall submit a work plan for approval.   Such activities shall include but are not limited to:

a. have drilled a series of well tests with corring at locations of Farmee's choice on the Farmout Lands. Farmee will Complete, Cap or Abandon the Test Wells.

b. With above data – make application to the ERCB, for a steam small scale test project

Subject to Article 3.00 of the Farmout & Royalty Procedure, the Farmee will earn the following interest in the Farmout Lands:

An additional 20% of the Farmor's Working Interest in the Farmout Lands, subject to the convertible Overriding Royalty in Article 5.00 of the Farmout & Royalty Procedure.

4. **RESTRICTION ON ADDITIONAL DRILLING DURING EARNING PHASE**

No Party may propose any operation on the Farmout Lands until such time as the Farmee has earned the interest it is entitled to earn in the Farmout Lands or its right to earn any further interest has terminated.

5. **AREA OF MUTUAL INTEREST**

The parties agree that the Area of Mutual Interest shall apply in accordance with the following terms and conditions:

i. The term of the Area of Mutual Interest shall be in effect from the Effective Date until one (1) year following the rig release date of the last Earning Well to be drilled by the Farmee.

ii. Notwithstanding the foregoing provisions of this subclause 20(a)(i), the term and/or the boundaries of the Area of Mutual Interest, as the case may be, may be shortened or extended with the mutual agreement of all of the parties hereto.

The Area of Mutual Interest ("AMI") shall form a 2-mile perimeter around the Farmout Lands, as more particularly illustrated in Schedule "D", and provisions of Article 8.00 of the Farmout and Royalty Procedure shall prevail relative to any acquisition of AMI lands.

The participating interests of the Parties to any acquisition under the AMI provisions shall be Farmee 50%, Farmor 50%.

6. **LIMITATIONS ACT**

The 2 year period for seeking a remedial order under section 3(1)(a) of the Limitations Act, S.A. 2000 c. L-12, as amended (the "Act"), for any claim (as defined in the Act) arising in connection with this Agreement is extended to:

a) for claims disclosed by an audit, 2 years after the time this Agreement permitted that audit to be performed; or

b) for all other claims, 4 years.

7. **ADDRESS FOR NOTICES**

The address for service of notices hereunder of each of the parties shall be as follows:

TAMM Oil and Gas Corp
1120, 833 – 4TH Avenue S.W
Calgary, AB T2P 3T5

Cougar Oil and Gas Canada, Inc.
1120, 833 – 4TH Avenue S.W.
Calgary, AB T2P 3T5

Attention: Land Department

Attention: Land Department

8. **APPLICATION OF ASSIGNMENT PROCEDURE**

The Assignment Procedure shall apply with respect to any assignment of an interest in this Agreement. Clause 2404 of the Operating Procedure is hereby deleted and shall not apply to recognition of parties upon assignment of an interest in accordance with the terms contained herein.

9. **MISCELLANEOUS**

(a)   The parties hereto represent and warrant that they have the requisite capacity, power and authority to execute this Agreement and to perform the obligations to which they thereby become subject.

(b)   The terms of this Agreement express and constitute the entire agreement between the parties and no implied covenants or liability of any kind on the part of the parties is created or shall arise by reason of anything contained in this Agreement.

9.   **COUNTERPART EXECUTION**

This Agreement may be executed in counterpart. All of those executed counterpart pages when taken together will constitute the entire Agreement.

IN WITNESS WHEREOF the parties hereto have duly executed this agreement as of the day and year first above written.

TAMM OIL AND GAS CORP   **COUGAR OIL AND GAS CANADA INC.**

Per: _____   Per: _____


SCHEDULE "A"

**This is Schedule "A" attached to and forming part of that certain Farmout and Overriding Royalty
Agreement dated March 15, 2011
between TAMM OIL AND GAS CORP , as Farmor
and COUGAR OIL AND GAS CANADA INC., as Farmee**


Farmout Lands	Title Documents	Farmor's Working Interest	Encumbrances
		TAMM 100%	Crown S/S
			Canadian Wildcat .5% GORR

**This is Schedule "B" attached to and forming part of that certain Farmout and Overriding Royalty Agreement dated March 15, 2011
between TAMM OIL AND GAS CORP , as Farmor
and COUGAR OIL AND GAS CANADA INC., as Farmee**

FARMOUT & ROYALTY PROCEDURE ELECTIONS AND AMENDMENTS

1. Effective Date (Subclause 1.01(f))   **March 15, 2011**

2. Test Well (Subclause 1.01(dd)) – amended to read "…**means all wells drilled under the Head Agreement"**

3. Incorporation of Clauses from 1990 CAPL Operating Procedure (Clause 1.02) -   **311 Insurance – n/a**

4. Option Wells (Article 4.00) - **will not apply**

5. Overriding Royalty (Article 5.00) - **will apply**

6. Quantification of Overriding Royalty (Subclause **5.01B**)

   (i)   Oilsands   (a)   **Alternate 1 – 3%**

7. Permitted Deductions (Subclause 5.04B)   **NO DEDUCTIONS**

8.   Conversion of Overriding Royalty (Article 6.00) - will apply
   "Payout" means, with respect to an Earning Well to which Article 6.00 applies, that date described in Alternate "A":

   i.   All Drilling Costs, Capping Costs, Completion Costs, Equipping Costs and Operating Costs for that Earning Well, and, as applicable, all costs of other operations conducted on that well, less all cash government incentives or grants received by the Farmee and derived from any of those expenditures;
   ii.   All payments for the Overriding Royalty and the lessor royalty under the Title Documents respecting the production of Oilsands Substances from that Earning Well;
   iii. All taxes (other than income taxes) paid by the Farmee pursuant to the Regulations on the equipment for and production or sale of Oilsandss Substances from that Earning Well;
   iv.   All Encumbrances applicable to Oilsands Substances produced from that Earning Well; and
   v.   All Facility Fees applicable to Oilsands Substances produced from that Earning Well, insofar as Alternate 5.01A(b)(2) does not apply, and any enrichment costs incurred for those Oilsands Substances pursuant to Subclause 5.04C;

   Excluding from those costs and expenses all payments made by and to the Farmee for federal goods and service taxes. If that Earning Well is included in a unit or pooling prior to that well attaining Payout, the Payout account will be credited or debited with the Farmee's share of adjustment of investment relating to Drilling Costs, Completion Costs and Equipping Costs relating to the Spacing Unit of that Earning Well pursuant to that unitization or pooling. Insofar as the Famee delivers Oilsands Substances in kind hereunder for the lessor royalty, the Overriding Royalty or the Encumbrances, those Oilsands Substances will be deemed to have been sold and paid by the Farmee at the Market Price for the purpose of the calculation in this Alternate "A".

9. Operations at Conversion (Subclause 6.04A) – **conversion will be to 9% WI**

10. Area of Mutual Interest (Article 8.00) - **will apply – refer Clause 5 of Head Agreement**

11. Well Information to Royalty Owners (Article 9.03(b))

12. Reimbursement of Land Maintenance Costs (Clause 11.02) – **will_X__**/will not ___ apply. Second paragraph (Clause 11.02) deleted and amended to read "Farmor will invoice Farmee for rentals with regard to the Farmout Lands for the period commencing with the next ensuing rental date.

This is Schedule "C" attached to and forming part of that certain Farmout and Overriding Royalty
Agreement dated March 15, 2011
between TAMM OIL AND GAS CORP , as Farmor
and COUGAR OIL AND GAS CANADA INC., as Farmee

WELL DATA REQUIREMENT SHEET (ATTACHED)

This is Schedule "D" attached to and forming part of that certain Farmout and Overriding Royalty
Agreement dated March 15, 2011
between TAMM OIL AND GAS CORP , as Farmor
and COUGAR OIL AND GAS CANADA INC., as Farmee

AREA OF MUTUAL INTEREST LANDS

(SEE ATTACHED MAP)